UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [___][INSERT #])   *

Yatra Online, Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G98338109
(Cusip Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 13 Pages
Exhibit Index Found on Page 11
Page 1 of 13 Pages

13G
CUSIP No. G98338109

1	NAMES OF REPORTING PERSONS Valiant Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 4,372,582 Shares, which is 13.6% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,076,149
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,076,149
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,076,149
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN
Page 2 of 13 Pages

13G
CUSIP No. G98338109

1	NAMES OF REPORTING PERSONS Valiant Capital Master Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 4,372,582 Shares, which is 13.6% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,296,433
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,296,433
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,433
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN
Page 3 of 13 Pages

13G
CUSIP No. G98338109

1	NAMES OF REPORTING PERSONS Valiant Capital Management, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 4,372,582 Shares, which is 13.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,372,582
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,372, 582
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,582
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN
Page 4 of 13 Pages

13G
CUSIP No. G98338109

1	NAMES OF REPORTING PERSONS Valiant Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 4,372,582 Shares, which is 13.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,372,582
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,372,582
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,582
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO
Page 5 of 13 Pages

13G
CUSIP No. G98338109

1	NAMES OF REPORTING PERSONS Christopher R. Hansen
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 4,372,582 Shares, which is 13.6% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,372,582
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,372,582
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,582
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (See Instructions) HC, IN

Page 6 of 13 Pages

Item 1. Issuer

(a) Name of Issuer:

Yatra Online, Inc. (the "Company")

(b) Address of Issuer's Principal Executive Offices:

1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 309, Gurgaon, Haryana 122002
India

Item 2. Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to Ordinary Shares, par value $0.0001 per share (the "Shares"), of the Company.  The CUSIP number of the Shares is G98338109.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and individual listed below, all of which together are referred to herein as the "Reporting Persons."

(i)	Valiant Capital Partners, L.P., a Delaware limited partnership ("VCP"), with respect to the Shares held by it;
(ii)	Valiant Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("VCMF" and, together with VCP, the "Valiant Funds"), with respect to the Shares held by it;
(iii)
Valiant Capital Management, L.P., a Delaware limited partnership ("VCM LP"), which is the general partner of VCP LP, the investment adviser to VCMF and the manager and sole member of the general partner of VCMF, with respect to the Shares held by the Valiant Funds;

(iv)	Valiant Capital Management, LLC, a Delaware limited liability company ("VCM LLC"), which is the general partner of VCM, with respect to the Shares held by the Valiant Funds; and
(v)	Christopher R. Hansen ("Hansen"), who is the sole manager of VCM LLC, with respect to the Shares held by the Valiant Funds.

Page 7 of 13 Pages

The citizenship of each Reporting Person is indicated in Row 4 of the cover page for such Reporting Person.  The address of the principal business office of each Reporting Person other than VCMF is One Market Street, Steuart Tower, Suite 2625, San Francisco, California 94105.  The address of the principal business office of VCMF is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 9 and 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each Valiant Fund are owned directly by such Valiant Fund.  VCM LP, as the general partner of VCP, the investment adviser to VCMF and the manager and sole member of the general partner of VCMF, may be deemed to be a beneficial owner of all such Shares owned by the Valiant Funds.  VCM LLC, as the general partner of VCM LP, may be deemed to be a beneficial owner of all such Shares owned by the Valiant Funds.  Hansen, as the sole manager of VCM LLC, may be deemed to be a beneficial owner of all such Shares owned by the Valiant Funds.  Each of VCM LP, VCM LLC and Hansen hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

 Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Page 8 of 13 Pages

Not applicable.

Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2017

VALIANT CAPITAL PARTNERS, L.P.
By: Valiant Capital Management, L.P., its General Partner
By: Valiant Capital Management, LLC, its General Partner

By: /s/ Ruby G. Sekhon ________________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

VALIANT CAPITAL MASTER FUND, L.P.

By: Valiant Capital Management, L.P., its Investment Adviser
By: Valiant Capital Management, LLC, its General Partner

By: /s/ Ruby G. Sekhon _______________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

VALIANT CAPITAL MANAGEMENT, L.P.
By: Valiant Capital Management, LLC, its General Partner

By: /s/ Ruby G. Sekhon ________________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

VALIANT CAPITAL MANAGEMENT, LLC

By: /s/ Ruby G. Sekhon _________________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

/s/ Christopher R. Hansen_________________
Christopher R. Hansen
Page 10 of 13 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 3, 2017

VALIANT CAPITAL PARTNERS, L.P.
By: Valiant Capital Management, L.P., its General Partner
By: Valiant Capital Management, LLC, its General Partner

By: /s/ Ruby G. Sekhon ____________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

VALIANT CAPITAL MASTER FUND, L.P.

By: Valiant Capital Management, L.P., its Investment Adviser
By: Valiant Capital Management, LLC, its General Partner

By: /s/ Ruby G. Sekhon ____________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

VALIANT CAPITAL MANAGEMENT, L.P.
By: Valiant Capital Management, LLC, its General Partner

By: /s/ Ruby G. Sekhon ____________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

VALIANT CAPITAL MANAGEMENT, LLC

By: /s/ Ruby G. Sekhon _____________
Ruby G. Sekhon
Chief Compliance Officer and General Counsel

/s/ Christopher R. Hansen_____________
Christopher R. Hansen

Page 11 of 13 Pages